Exhibit 99.1

Kornit Digital Reports 2016 Second Quarter Results

Highlights

●	Second quarter 2016 revenues of $24.0 million, an increase of 12.6% over the prior-year period.

●	Second quarter GAAP net loss of $0.1 million, or net loss of less than $0.01 per diluted share.

●	Second quarter non-GAAP net income of $0.7 million, or $0.02 per diluted share.

●	GAAP gross margin of 48.8%, an increase of 172 basis points over the prior year.

●	Non-GAAP gross margin of 49.5%, an increase of 187 basis points over the prior year.

●	Completed the acquisition of SPSI's digital printing assets.

ROSH-HA'AYIN, Israel, Aug. 02, 2016 (GLOBE NEWSWIRE) -- Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the second quarter ended June 30, 2016.

Revenues for the second quarter of 2016 increased 12.6% to $24.0 million, compared to the prior year period of $21.3 million. Higher sales were attributable to growth throughout the company's product offerings, including systems sold and ink.

The Company reported a GAAP net loss of $0.1 million, or $0.00 per diluted share, compared to net earnings of $0.7 million, in the second quarter of 2015. On a non-GAAP basis, net income in the second quarter of 2016 was $0.7 million, or $0.02 per diluted share, compared to prior-year net income of $2.4 million.

During the quarter, the Company had several notable business updates. In July 1, 2016 Kornit acquired the digital direct-to-garment printing assets of SPSI, Inc., one its North American distributors in an effort to improve market reach and deepen relationships with multiple large accounts. The company also announced the hiring of Dr. Nuriel Amir, Ph.D., Chief Technology Officer and Gilad Yron, Executive Vice President of Global Business. Additionally, the Company attended two trade shows during the second quarter, resulting in new orders and a number of potential new customers.

Gabi Seligsohn, Kornit Digital's Chief Executive Officer commented, "We are pleased with the ongoing growth we have seen in the first half of 2016. We are continuing to ramp up our large, undisclosed customer and are seeing a significant increase in sales with multiple large accounts within the United States which we expect to continue well into the second half of the year."

Seligsohn continued, "We are committed to maintaining strong rates of growth and to building a highly capable operating infrastructure. To that end, the very successful onboard of both Gilad, as head of global business, and Nuriel, as our CTO, will allow us to combine deeper customer and partner relationships with an exciting long term product roadmap. We are also very pleased with the process of integrating SPSI's business with our North American operation. As previously communicated, we will continue to layer on operating expenses in several parts of the organization during the balance of the year to develop a stronger platform. Adoption of our systems and product offerings is continuing to increase throughout the marketplace and these investments position us to capture an acceleration of growth in the second half of 2016. Over time, we believe these investments will drive the benefits of scale and ensure a strong level of execution for our customers."

Second Quarter 2016 Results of Operations

In the second quarter of 2016, Kornit reported revenues of $24.0 million, an increase of 12.6% compared with the prior-year level of $21.3 million. Higher sales were the result of higher volume of systems sold and ink.

GAAP second quarter gross profit was $11.7 million, compared with $10.0 million, in the prior-year. On a Non-GAAP basis gross profit in the second quarter was $11.9 million, or 49.5% of sales, compared with $10.1 million, or 47.6% of sales in the prior-year. Higher gross margins primarily reflected a favorable sales mix of high throughput systems, and an increased contribution from ink and consumables during the current period.

GAAP total operating expenses in the second quarter were $11.6 million, compared to $8.9 million in the prior period. On a Non-GAAP basis operating expenses in the second quarter increased to $10.9 million, or 45.4% of sales, compared to $7.4 million, or 34.7% of sales in the prior year. The increase in total operating expenses was consistent with the investment strategy previously discussed, and increased headcount in our research and development department.

Second quarter GAAP research and development expenses were $4.1 million, compared to the prior-year period of $2.7 million. Second quarter non-GAAP research and development expenses were $4.0 million, or 16.8% of sales, compared to $2.5 million, or 11.9% of sales in the prior-year. We expect to have elevated research and development costs for the balance of the year.

GAAP second quarter operating income was $0.1 million, compared to the prior year period profit of $1.1 million. Non-GAAP operating income in the second quarter decreased to $1.0 million, compared to $2.7 million in the prior year. As a percent of sales, Non-GAAP operating margin for the second quarter was 4.0% of sales, compared with 12.9% of sales in the prior year period.

The company reported second quarter GAAP net loss of $0.1 million, or net loss of $0.00 per diluted share, compared to net income of $0.7 million in the second quarter of 2015. On a Non-GAAP basis, net income for the second quarter of 2016 were $0.7 million, or $0.02 per diluted share, compared to $2.4 million in the prior year period.

Balance Sheet and Cash Flow

At June 30, 2016, the Company had cash and cash equivalents, bank deposits and marketable securities of $66.2 million, and no long-term debt. Cash flow used in operation activity for the first half of 2016 were $6.8 million, primarily due to the increase of inventories and accounts receivables.

Third Quarter 2016 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

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Conference Call Information

Gabi Seligsohn, the Company's Chief Executive Officer, and Guy Avidan, the Company's Chief Financial Officer, will host a conference call on the same day at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-419-6600 or +1-719-325-4750 (international). The toll-free Israeli number is 1 80 925 8243. The confirmation code is 8140279.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter confirmation code 8140279. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, August 2, 2016, and will last through 11:59 p.m. ET August 16, 2016. The call will also be available for replay via the webcast link on Kornit's Investor Relations website.

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, such as our Storm Hexa, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under "Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 17, 2016. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses and amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These nonGAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

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About Kornit

Kornit develops, designs and markets innovative digital printing solutions for the global printed textile industry. Kornit's solution includes its proprietary digital printing systems, ink and other consumables, associated software and value added services. Kornit's vision is to revolutionize the textile industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. Kornit is a global company headquartered in Rosh-Ha'Ayin, Israel, with U.S. offices in Mequon, Wisconsin and additional sales, support and marketing offices in Germany and Hong Kong.

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Revenues	$45,787	$38,876	$23,952	$21,266
Cost of revenues	23,625	20,923	12,260	11,251
Gross profit	22,162	17,953	11,692	10,015

Operating expenses:
Research and development	7,896	5,506	4,141	2,655
Selling and marketing	8,772	5,911	4,320	3,256
General and administrative	5,528	5,185	3,106	3,030
Total operating expenses	22,196	16,602	11,567	8,941
Operating income (loss)	(34)	1,351	125	1,074
Financial income (expenses), net	96	(449)	(18)	(192)
Income before taxes on income	62	902	107	882

Taxes on income	415	385	234	164
Net income (loss)	(353)	517	(127)	718

Basic net income (loss) per share	$(0.01)	$0.03	$(0.00)	$0.02

Weighted average number of shares used in computing basic and diluted net loss per share	30,420,165	19,370,095	30,474,543	29,766,965

Diluted net income (loss) per share	$(0.01)	$0.02	$(0.00)	$0.02

Weighted average number of shares used in computing diluted net income (loss) per share	30,420,165	21,268,193	30,474,543	31,778,725

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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

GAAP net income (loss) as reported	(353)	$517	$(127)	$718

Non-GAAP adjustments
Expenses recorded for share-based compensation
Cost of revenues	206	112	103	53
Research and development	156	124	69	68
Selling and marketing	332	164	179	80
General and administrative	768	575	385	334
Acquisition related expenses
Research and development	100	125	50	62
General and administrative	-	550	-	-
Intangible assets amortization
Cost of revenues	113	113	57	57
Compensation in relation to the IPO
Separation payment to shareholder	-	750	-	750
IPO bonuses to employees	-	270	-	270
	1,675	2,783	843	1,674
Non-GAAP net income	1,322	$3,300	$716	$2,392

Non- GAAP diluted net income per share	$0.04	$0.15	$0.02	$0.07

Weighted average number of shares used in computing diluted net income per share	32,006,613	21,657,529	31,985,387	32,145,288

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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,309	$18,464
Short term bank deposits	18,001	22,000
Available for sale marketable securities	10,052	4,527
Trade receivables, net	26,253	22,598
Other accounts receivables and prepaid expenses	2,821	3,314
Inventory	20,069	15,803
Total current assets	88,505	86,706

LONG-TERM ASSETS:
Available for sale marketable securities	26,883	29,152
Severance pay fund	1,147	1,125
Property and equipment, net	6,070	4,778
Intangible assets, net	910	1,023
Other assets	716	568
Total long-term assets	35,726	36,646

Total assets	$124,231	$123,352

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$11,500	$13,230
Employees and payroll accruals	4,130	4,383
Deferred revenues and advances from customers	1,216	1,008
Other payables and accrued expenses	3,413	2,630
Total current liabilities	20,259	21,251

LONG-TERM LIABILITIES:
Accrued severance pay	1,815	1,839

Total long-term liabilities	1,815	1,839

SHAREHOLDERS' EQUITY	102,157	100,262

Total liabilities and shareholders' equity	$124,231	$123,352

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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six Months Ended June 30,		Three Months Ended June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net Income (loss)	$(353)	$517	$(127)	$718
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,110	848	586	450
Share-based compensation	1,462	975	736	535
Amortization of premium on marketable securities	218	-	111	-
Increase in trade receivables	(3,560)	(1,491)	(4,959)	(1,111)
Decrease (increase) in other receivables and prepaid expenses	491	(1,252)	830	(580)
Increase in inventory	(5,003)	(1,737)	(2,391)	(389)
Increase in deferred taxes, net	(132)	(58)	(467)	(55)
Decrease (increase) in other long term assets	(13)	(100)	20	101
Increase (decrease) in trade payables	(1,680)	3,120	29	1,230
Increase (decrease) in employees and payroll accruals	(260)	687	479	67
Increase (decrease) in deferred revenues	203	(275)	214	83
Increase (decrease) in accrued severance pay, net	(45)	42	(68)	93
Increase (decrease) in other payables and accrued expenses	852	338	964	(326)
Foreign currency translation gain (loss) on inter company balances with foreign subsidiaries	(82)	403	303	(176)

Net cash provided by (used in) operating activities	(6,792)	2,017	(3,740)	640

Cash flows from investing activities:

Purchase of property and equipment	(1,533)	(773)	(797)	(433)
Cash paid in connection with acquisition	-	(1,000)	-	-
Proceeds from bank deposits, net	3,999	-	2,000	-
Proceeds from maturity of marketable securities	2,500	-	3,023	-
Proceeds from sale of marketable securities	1,523	-	-	-
Purchase of marketable securities	(7,131)	-	(3,622)	-
Net cash provided by (used in) investing activities	(642)	(1,773)	604	(433)

Cash flows from financing activities:

Payment of deferred issuance cost	-	75,232	-	75,600
Exercise of employee stock options	273	-	34	-

Net cash provided by financing activities	273	75,232	34	75,600

Foreign currency translation adjustments on cash and cash equivalents	6	(43)	(17)	28
Decrease in cash and cash equivalents	(7,161)	75,476	(3,102)	75,807
Cash and cash equivalents at the beginning of the period	18,464	4,993	14,428	4,591
Cash and cash equivalents at the end of the period	11,309	80,426	11,309	80,426

Non-cash investing and financing activities:

Purchase of property and equipment on credit	373	40	373	40
Issuance expenses on credit	-	1,052	-	52
Inventory transferred to be used as property and equipment	799	284	799	27
Property and equipment transferred to be used as inventory	-	106	-	106

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

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